

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 31, 2009

VIA U.S. MAIL AND FAX 610-882-2275

Ronald H. Spair
Chief Financial Officer
Orasure Technologies, Inc.
220 East First Street
Bethlehem, Pennsylvania 18015

> **Re:** **Orasure Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 10, 2009**
> **File No. 001-16537**

Dear Mr. Spair:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Supply and Manufacturing, page 12

1.   It appears that upon termination of your agreement with BMX you purchased a two-year supply of HIV antigen required to manufacture the Western blot test. In your disclosure, you indicate that your current supply will be sufficient for at least the next several years. Please confirm that you will provide in future filings a more specific estimate as to when you will exhaust your reserves. Alternatively, please tell us why you believe that this information is not material. For instance, if you have made or anticipate being able to make alternative arrangements, please clearly disclose in future filings.

Domestic Regulations, page 17

2.   Refer to the penultimate paragraph of this section. With a view toward disclosure in future filings, please explain more fully the significance of the waivers you have acquired. Do the waivers apply to your laboratories or those of your customers or both? Are the waivers subject to certain restrictions? Can they expire? Please clarify.

The Unavailability of Certain Products Distributed by a Third-Party…, page 26

3.   We note your disclosure that BMX sold the only oral fluid HIV-1 EIA screening test. In future filings, please revise to disclose more prominently that, in BMX's absence, you will be forced to conduct clinical trial and seek FDA approval for an alternative test. In addition, please expand this risk factor to discuss more fully the risk that you may not receive FDA approval.

Financial Statements, page F-1

Note 8. Income Taxes, page F-17

4.   We note that you recorded the valuation allowance of $25,978,167, which is equal to 100% of your deferred tax assets. You disclosed that "Given the uncertainty surrounding the magnitude and length of the current economic condition, [your] loss in 2008, and [your] *projection of a loss in 2009*, [you] determined that it is more likely than not [you] will not realize the benefits associated with [your] net deferred tax assets in the *immediate* future. We note approximately $17 Million out of your approximately $26 Million deferred tax assets is net operating loss carry forwards, net of tax effect. While we note your discussion about your valuation allowance in your Critical Accounting Estimates, it is still not clear to us how you determined that the entire balance of the deferred tax asset should have been reserved when approximately 88% out of your total federal net operating loss carry forwards will be expired *on and beyond 2017*. Please explain to us the basis of your analysis whereby you are projecting that it is more

likely than not that you will not be able to utilize your net operating loss carry forward in 2017 and beyond. Please provide us with your analysis of available evidence, both positive and negative, that you considered in determining your need for a full valuation allowance at December 31, 2008.

Note 12. Other Income, page F-23

5.   We see that you entered into a settlement and license agreement with Schering-Plough in January 2008 to resolve your patent infringement litigation and Schering paid you $4.9 million which you recorded as other income. In future filings please reclassify this income within operating income, or tell us in detail why you believe this income is properly classified in non-operating income. Your explanation should include a discussion of why the license agreement and the underlying patent do not relate to your operating activities.

Exhibits

6.   We note your disclosure on pages 12 and 25 that you have long-term contracts with single source suppliers to provide the antigen and nitrocellulose used in your OraQuick line and that it would require significant time to replace these vendors. Given the importance of OraQuick sales to your business operations, please file these contracts as exhibits, or provide us with a detailed legal analysis explaining your basis for not filing them. Refer to Item 601(b)(10) of Regulation S-K.

7.   We also note your disclosure on page 47 that you have entered a collaboration agreement with Schering-Plough to develop and promote a rapid oral fluid test for the detection of HCV antibodies. Please file this contract as an exhibit, or provide us with a detailed legal analysis explaining your basis for not filing it. Refer to Item 601(b)(10) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-6262 or Dan Morris at (202) 551-3314 if you have questions on other comments.

Sincerely,

Julie Sherman
Reviewing Accountant